Issuer Free Writing Prospectus
Filed pursuant to Rule 433(d)
Registration No. 333-162070
September 23, 2009
Arrow Electronics, Inc.
Pricing Term Sheet
September 23, 2009
6.000% Notes due April 1, 2020

Issuer:	Arrow Electronics, Inc.

Principal Amount:	$300,000,000

Maturity:	April 1, 2020

Coupon:	6.000% per annum, accruing from September 30, 2009

Price to Public:	99.969%

Yield to Maturity:	6.004%

Spread to Benchmark Treasury:	2.500%

Benchmark Treasury:	3.625% August 15, 2019

Benchmark Treasury Spot and Yield:	101-00; 3.504%

Interest Payment Dates:	April 1 and October 1, commencing April 1, 2010

Make-Whole Call:	Treasury Rate plus 40 basis points

Trade Date:	September 23, 2009

Settlement Date:	September 30, 2009 (T+5)

Denominations:	$2,000 and higher multiples of $1,000

Ratings:	Moody’s: Baa3 / S&P: BBB- / Fitch: BBB-

Joint Book-Running Managers:	Banc of America Securities LLC J.P. Morgan Securities Inc. Goldman, Sachs & Co.

Co-Managers:	Credit Suisse Securities (USA) LLC Morgan Stanley & Co. Incorporated BNP Paribas Securities Corp. Mitsubishi UFJ Securities (USA), Inc. Scotia Capital (USA) Inc.

CUSIP/ISIN:	042735BA7/US042735BA76

Tender Offer for 9.15% Senior Notes due 2010:	On September 23, 2009, the Company commenced a fixed price cash tender offer (the “tender offer”) for any and all of its outstanding $200 million in aggregate principal amount of 9.15% Senior Notes due 2010 (the “2010 notes”). The consideration for the 2010 notes validly tendered and accepted for payment pursuant to the tender offer is $1,077.50 per $1,000 principal amount of the 2010 notes. In addition, the Company will pay all accrued and unpaid interest on the 2010 notes purchased pursuant to the tender offer up to, but not including, the settlement date for the tender offer.

The tender offer is being made on the terms and subject to the conditions set forth in the offer to purchase, dated September 23, 2009, relating to the tender offer. The tender offer may not be consummated in accordance with its terms, or at all, so all or a portion of the 2010 notes may remain outstanding. This offering is not conditioned upon the successful consummation of the tender offer.
Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.
The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Banc of America Securities LLC toll free at 1-800-294-1322, J.P. Morgan Securities Inc. collect at 212-834-4533 or Goldman, Sachs & Co. at Prospectus Department, 85 Broad Street, New York, NY 10004, telephone: 1-866-471-2526, facsimile: 212-902-9316 or by emailing prospectus-ny@ny.email.gs.com.
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